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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13G/A

                                 Amendment No. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Standard Parking Corporation
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    853790103
                                 --------------
                                 (CUSIP Number)

                                December 31, 2006
             -------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

================================================================================

-------------------
CUSIP No. 853790103                    13G                     Page 2 of 9 Pages
-------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John V. Holten
         044 76 3173
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Norway
---------------------------- ----- ---------------------------------------------
NUMBER OF                      5   SOLE VOTING POWER
SHARES
BENEFICIALLY                       4,931,583 *+
OWNED BY                     ----- ---------------------------------------------
EACH                           6   SHARED VOTING POWER
REPORTING
PERSON WITH                        0
                             ----- ---------------------------------------------
                               7   SOLE DISPOSITIVE POWER

                                   4,781,583 *
                             ----- ---------------------------------------------
                               8   SHARED DISPOSITIVE POWER

                                   0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,931,583 *
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]

         Not Applicable
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         51.3
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

* Includes the securities reported by The JVH Descendants' 2004 Trust, Steamboat Industries LLC and Steamboat Industries N.V. on the following cover pages.
+ The reporting person has voting power with respect to 4,931,583 shares of the issuer's common stock. On December 23, 2004, Steamboat Industries LLC entered into pre-paid variable share forward contracts with an unaffiliated securities brokerage firm with respect to 150,000 shares of the issuer's common stock. Steamboat Industries LLC retains voting power over all such 150,000 shares of common stock until the settlement dates under such contracts.

-------------------
CUSIP No. 853790103                    13G                     Page 3 of 9 Pages
-------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The JVH Descendants' 2004 Trust
         206 43 2712
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
---------------------------- ----- ---------------------------------------------
NUMBER OF                      5   SOLE VOTING POWER
SHARES
BENEFICIALLY                       4,931,556.7 *+
OWNED BY                     ----- ---------------------------------------------
EACH                           6   SHARED VOTING POWER
REPORTING
PERSON WITH                        0
                             ----- ---------------------------------------------
                               7   SOLE DISPOSITIVE POWER

                                   4,781,556.7 *
                             ----- ---------------------------------------------
                               8   SHARED DISPOSITIVE POWER

                                   0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,931,556.7 *
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]

         Not Applicable
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         51.3%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         OO
-------- -----------------------------------------------------------------------

* Included in the securities reported by John V. Holten on the previous cover page and includes the securities reported by Steamboat Industries LLC and Steamboat Industries N.V. on the following cover pages.
+ The reporting person has voting power with respect to 4,931,556.7 shares of the issuer's common stock. On December 23, 2004, Steamboat Industries LLC entered into pre-paid variable share forward contracts with an unaffiliated securities brokerage firm with respect to 150,000 shares of the issuer's common stock. Steamboat Industries LLC retains voting power over all such 150,000 shares of common stock until the settlement dates under such contracts.

-------------------
CUSIP No. 853790103                    13G                     Page 4 of 9 Pages
-------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Steamboat Industries LLC
         201 22 5670
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
---------------------------- ----- ---------------------------------------------
NUMBER OF                      5   SOLE VOTING POWER
SHARES
BENEFICIALLY                       4,931,556.7 *+
OWNED BY                     ----- ---------------------------------------------
EACH                           6   SHARED VOTING POWER
REPORTING
PERSON WITH                        0
                             ----- ---------------------------------------------
                               7   SOLE DISPOSITIVE POWER

                                   4,781,556.7 *
                             ----- ---------------------------------------------
                               8   SHARED DISPOSITIVE POWER

                                   0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,931,556.7 *
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]

         Not Applicable
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         51.3%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Included in the securities reported by John V. Holten, The JVH Descendants' 2004 Trust on the previous cover pages and includes the securities reported by Steamboat Industries N.V. on the following cover page.
+ The reporting person has voting power with respect to 4,931,556.7 shares of the issuer's common stock. On December 23, 2004, Steamboat Industries LLC entered into pre-paid variable share forward contracts with an unaffiliated securities brokerage firm with respect to 150,000 shares of the issuer's common stock. Steamboat Industries LLC retains voting power over all such 150,000 shares of common stock until the settlement dates under such contracts.

-------------------
CUSIP No. 853790103                    13G                     Page 5 of 9 Pages
-------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Steamboat Industries N.V.
         980 43 3386
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands Antilles
---------------------------- ----- ---------------------------------------------
NUMBER OF                      5   SOLE VOTING POWER
SHARES
BENEFICIALLY                       3,900,000*
OWNED BY                     ----- ---------------------------------------------
EACH                           6   SHARED VOTING POWER
REPORTING
PERSON WITH                        0
                             ----- ---------------------------------------------
                               7   SOLE DISPOSITIVE POWER

                                   3,900,000*
                             ----- ---------------------------------------------
                               8   SHARED DISPOSITIVE POWER

                                   0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,900,000*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]

         Not Applicable
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         40.6%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Included in the securities reported by John V. Holten, The JVH Descendants' 2004 Trust and Steamboat Industries LLC on the previous cover pages.

Item 1(a).     Name of Issuer:

               Standard Parking Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               900 N. Michigan Avenue, Chicago, IL 60611

Item 2(a).     Name of Person Filing:

               John V. Holten

               The JVH Descendants' 2004 Trust (the "Trust")

               Steamboat Industries LLC ("SIL")

               Steamboat Industries N.V. ("SINV")

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of John V. Holten, the Trust, SIL and SINV is:

               545 Steamboat Road
               Greenwich, CT 06830

Item 2(c).     Citizenship:

               John V. Holten is a Norwegian citizen. The place of organization of the Trust and SIL is the United States. The place of organization of SINV is the Netherlands Antilles.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.001 per share

Item 2(e).     CUSIP Number:

               853790 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under section 15 of the Act;

               (b) [ ] Bank as defined in section 3(a)(6) of the Act;

               (c) [ ] Insurance company as defined in section 3(a)(19) of the
                       Act;

               (d) [ ] Investment company registered under section 8 of the
                       Investment Company Act of 1940;

               (e) [ ] An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);

               (h) [ ] A savings association as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.   Ownership.

     SINV is the direct beneficial owner of 3,900,000 shares. SIL is the direct beneficial owner of 1,031,556.7 shares. Through the ownership by SIL of 100% of the common stock of SINV, SIL may be deemed to possess indirect beneficial ownership over the issuer's shares held by SINV. Through the ownership by the Trust of 100% of the membership units of SIL, the Trust may be deemed to possess indirect beneficial ownership over the issuer's shares held by SIL and SINV. John V. Holten is the trustee of the Trust, the manager of SIL and the managing director of SINV. John V. Holten, in his capacity as trustee of the Trust, as manager of SIL and as managing director of SINV, has sole voting power over all the shares and may be deemed to be the beneficial owner of the shares held by SIL and SINV under Rule 13d-3 of the Securities Exchange Act of 1934 (the "1934 Act"). John V. Holten and the Trust disclaim beneficial ownership of the shares and this Schedule 13G shall not be deemed an admission that they are the beneficial owner of such shares for any purpose.

By signing this Schedule 13G, each of Mr. John V. Holten, the Trust, SIL and SINV agree that this Schedule 13G is filed on its or his behalf.

     (a)  Amount beneficially owned: See Item 9 of cover pages.

     (b)  Percent of class: See Item 11 of cover pages.

     (c)  Number of shares as to which the person has:

          (i) sole power to vote or to direct the vote: See Item 5 of cover pages.

          (ii) shared power to vote or to direct the vote: See Item 6 of cover pages.

          (iii) sole power to dispose or to direct the disposition of: See Item 7 of cover pages.

          (iv)  shared power to dispose or to direct the disposition of: See
                Item 8 of cover pages.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          The 26.3 shares of the issuer held by AP Holdings, Inc. ("APH") are included in the shares reported to be beneficially owned by John V. Holten. John V. Holten is the trustee of The JVH Descendants' 2001 Trust, which owns 100% of the common stock of Steamboat Holdings, Inc., which in turn owns 100% of the common stock of APH.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007


                                By: /s/ John V. Holten
                                    --------------------------------------------
                                    Name: John V. Holten, signing individually
                                          and as Trustee of The JVH Descendants'
                                          2004 Trust

                                The JVH Descendants' 2004 Trust


                                By: /s/ John V. Holten
                                    --------------------------------------------
                                    Name: John V. Holten
                                    Title: Trustee

                                Steamboat Industries LLC


                                By: /s/ John V. Holten
                                    --------------------------------------------
                                    Name: John V. Holten
                                    Title: Manager

                                Steamboat Industries N.V.


                                By: /s/ John V. Holten
                                    --------------------------------------------
                                    Name: John V. Holten
                                    Title: Managing Director